UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65130/ August 15, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14426

In the Matter of	:
	:
SHC CORP.	:
(F/K/A VICTORMAXX TECHNOLOGIES, INC.),	:
SHELLS SEAFOOD RESTAURANTS, INC.,	: ORDER MAKING
SI RESTRUCTURING, INC.	: FINDINGS AND
(F/K/A SCHLOTZSKY'S, INC.),	: REVOKING
SLS INDUSTRIES, INC.,	: REGISTRATIONS BY
SOFTLOCK.COM, INC.	: DEFAULT AS TO SIX
(N/K/A THE CAP ONE GROUP, INC.),	: RESPONDENTS
SOLAR SATELLITE COMMUNICATION, INC., and	:
SONORAN ENERGY, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 16, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. §§ 201.141(a)(2)(ii), by June 20, 2011. Respondents' Answers were due July 5, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). As of today, Respondents have not filed Answers with the Office of the Secretary, nor have they responded to an Order requiring that they show cause – by July 20, 2011 – why the registration of their securities should not be revoked by default.[1]

SHC Corp. (f/k/a Victormaxx Technologies, Inc.) (SHC Corp.), Shells Seafood Restaurants, Inc. (Shells Seafood), SLS Industries, Inc. (SLS Industries), Softlock.com, Inc. (n/k/a The Cap One Group, Inc.) (Softlock.com), Solar Satellite Communication, Inc. (Solar Satellite), and Sonoran Energy, Inc. (Sonoran Energy) (collectively, Respondents) are in default for failing to file an Answer to the OIP, respond to a dispositive motion, or otherwise defend the

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[1] The proceeding has ended as to SI Restructuring, Inc. (f/k/a Schlotzsky's, Inc.). See SHC Corp. (f/k/a Victormaxx Technologies, Inc.), Exchange Act Release No. 64894 (July 15, 2011).

proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

SHC Corp. (CIK Nos. 1092481 and 931198) is a dissolved Illinois corporation located in West Dundee, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SHC Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of over $1.18 million for the prior six months. On June 7, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, and the case was terminated on April 28, 2008. As of June 2, 2011, the company's stock (symbol "SONM") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Shells Seafood (CIK No. 935066) is a void Delaware corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Shells Seafood is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 29, 2008, which reported a net loss of $667,186 for the prior thirteen weeks. As of June 2, 2011, the company's stock (symbol "SHLLQ") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SLS Industries (CIK No. 743871) is a defaulted Nevada corporation located in Hanover, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SLS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended January 31, 1998, which reported a net loss of $685,711 for the prior twelve months. As of June 2, 2011, the company's stock (symbol "SLSI") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Softlock.com (CIK No. 870227) is a Delaware corporation located in Maynard, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Softlock.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2008. On April 16, 2002, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Massachusetts, and the case was terminated on October 8, 2008. As of June 2, 2011, the company's stock (symbol "DIGSQ") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Solar Satellite (CIK No. 729588) is a Colorado corporation located in Reston, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Solar Satellite is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of over $1.22 million for the prior nine months. As of June 2, 2011, the company's stock (symbol "SSCI") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sonoran Energy (CIK No. 1101661) is an inactive Washington corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sonoran Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2008, which reported a net loss of over $1.2 million for the prior twelve months. On June 19, 2009, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was terminated on January 15, 2010. As of June 2, 2011, the company's stock (symbol "SNRNQ") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through the failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of SHC Corp. (f/k/a Victormaxx Technologies, Inc.), Shells Seafood Restaurants, Inc., SLS Industries, Inc., Softlock.com, Inc. (n/k/a The Cap One Group, Inc.), Solar Satellite Communication, Inc., and Sonoran Energy, Inc. are hereby REVOKED.

Cameron Elliot
Administrative Law Judge